Exhibit 99.2

ACUITYADS HOLDINGS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders (the “Meeting”) of AcuityAds Holdings Inc. (the “Corporation”) will be held on June 14, 2023 at 11:00 a.m. (Eastern Time) solely as a virtual (online) meeting by way of live audio webcast at https://virtual-meetings.tsxtrust.com/1508 (password: acuity2023) for the following purposes:

(a)	to receive and consider the audited annual financial statements of the Corporation for the financial year ended December 31, 2022 and the report of the auditor thereon;

(b)	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

(c)	to elect directors of the Corporation for the ensuing year;

(d)	to consider a resolution to approve the Corporation to change its name from "AcuityAds Holdings Inc." to "illumin Holdings Inc.", as more fully described in the accompanying management information circular dated May 12, 2023 (the “Circular”);

(e)	to consider a resolution to approve the unallocated awards, rights and other entitlements under the Omnibus Incentive Plan, as more fully described in the Circular; and

(f)	to transact such other business as may properly come before the Meeting.

The Corporation will be hosting the Meeting virtually via live audio webcast. Shareholders will be able to listen, participate and vote at the Meeting in real time through a web-based platform instead of attending the Meeting in person.

The Circular provides additional information relating to matters to be dealt with at the Meeting. All shareholders are strongly encouraged to vote prior to the Meeting. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting. For further information on attending, participating and voting at the Meeting, please see “Meeting Procedures” and “Voting Procedures” beginning on pages 4 and 5, respectively, of the Circular.

The board of directors of the Corporation (the “Board”) has by resolution fixed the close of business on May 12, 2023 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. The Board has by resolution fixed 11:00 a.m. (Eastern Time) June 12, 2023, or no later than 48 hours before the time of any adjourned or postponed Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment or postponement thereof shall be deposited with the Corporation’s transfer agent. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive or extend the proxy cut-off without notice.

DATED at Toronto, Ontario this 12th day of May, 2023

By Order of the Board of Directors

“Tal Hayek” (signed)

Chief Executive Officer and Director